Exhibit 3

MEDICAL LTD.	Industrial Zone Yokneam Illit, 20692. P.O.B. 550, Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE	October 8, 2004

Health Canada approves breakthrough medical devicefor
cellulite & body contouring

YOKNEAM, Israel and TORONTO – Syneron Medical Ltd. has announced the Health Canada approval for the VelaSmooth, its new aesthetic device for body contouring and the treatment of cellulite. An innovator in combined-energy medical aesthetic devices, Syneron Medical began trading on NASDAQ under the symbol ELOS on August 6, 2004.

The VelaSmooth is a medical device that reduces the appearance of cellulite and safely and effectively re-contours the skin’s surface and body shape. Its launch marks a new era in the medical treatment of cellulite.

This VelaSmooth uses the revolutionary elôs technology – the first and only combined-energy medical aesthetic technology. VelaSmooth, like all of Syneron’s devices, uses Bi-Polar Radio Frequency and Light with the added feature of tissue mobilization using a deep tissue massage. The synergy of the three components makes VelaSmooth an effective treatment and the only medical cellulite solution on the market. Conducted RF increases oxygen intracellular diffusion by heating the adipose tissue to a depth of 5 – 15mm. Infrared light increases elasticity of skin and heats subcutaneous fat to a depth of up to 5 mm, while safeguarding the skin from damage. Vacuum manipulates and smoothes out the skin to facilitate safe and efficient energy delivery. Tissue mobilization is facilitated by rotating, self-cleaning electrodes to ensure excellent coupling with the skin.

Physicians who conducted clinical trials in Canada and the U.S. have effectively reduced the appearance of cellulite, and noted reduction in the circumferential measurements of patients in the treated hip, waist and thigh regions of the body.

The VelaSmooth is a breakthrough device according to Dr. Tina Alster, Director of the Washington Institute of Dermatologic Laser Surgery and Clinical Professor of Dermatology at Georgetown University Medical Center. ”There has never been a viable treatment for cellulite, disappointing, given the fact that 80% of women are affected by it, and the other 20% think they have it. I am now convinced that we have a viable treatment for this condition,” concludes Dr. Alster.

According to the President of Syneron North America, Domenic Serafino, the VelaSmooth is one more example of Syneron’s commitment to provide innovative technology to the medical community. “The VelaSmooth is unlike any other device ever created for the treatment of cellulite and body contouring. The combination of elos technology with tissue mobilization finally gives the medical community an effective, safe treatment option for their patients with cellulite and skin laxity problems, ” said Serafino.

Health Canada Approval of Vela – October 8, 2004

To arrange for an interview or a visit to a practice that is using the VelaSmooth contact: Miriam Baltensperger, Syneron – 866-259-6661, Miriam@syneron.com

About Syneron Medical Ltd.
Syneron Medical Ltd. manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including sales, service and support subsidiaries located in Toronto, Canada (Syneron Inc.) and Grunwald, Germany (Syneron GmbH). Please visit www.syneron.com.

Syneron Medical Ltd. Industrial Zone Yokneam Illit, 20692 P.O.B. 550 Israel Tel: +972 4 909-7424 Fax: +972 4 909-7417 info@syneron-med.com

Syneron Inc. 111 Granton Drive Richmond Hill, Ontario L4B 1L5 Canada Tel: (1) 905-886-9235 Fax: (1) 905-886-7046 Toll Free: 1-866-259-6661 info@syneron.com